GILAX, CORP.

42A Krygina Street, Suite 133

Vladivostok, Russia 690065

November 8, 2012

Ms. Sherry Haywood

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gilax, Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       November 8, 2012

       File No. 333-183797

Dear Ms. Sherry Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gilax, Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 11:00 a.m. Eastern Daylight Time on Wednesday, November 14, 2012, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Aleksandr Gilev

Name: Aleksandr Gilev

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)

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